Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1 212 506 5000 orrick.com

Janet A. Barbiere E jbarbiere@orrick.com D +1 212 506 3522 F +1 212 506 5151

September 4, 2024

Rolaine Bancroft

Office Chief

Office of Structured Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BMO Commercial Mortgage Securities LLC Amendment No.1 to Registration Statement on Form SF-3 Filed August 9, 2024 File No. 333-280224 (“Amendment No.1”)

Dear Ms. Bancroft:

We are counsel to BMO Commercial Mortgage Securities LLC (the “Registrant”) in connection with the above-captioned registration statement (the “Registration Statement”). We have reviewed your letter dated August 23, 2024 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to Amendment No.1 and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.

Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment No.2 to the Registration Statement (“Amendment No. 2”) submitted herewith. Included with this letter is a clean copy of Amendment No. 2 together with a copy marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

September 4, 2024 Page 2

Below are our responses, on behalf of the Registrant, to the comments included in your Comment Letter. The applicable response follows each Staff comment, which has been repeated in italics below.

Registration Statement on Form SF-3

Risk Factors
Risks Related to Conflicts of Interest
Interests and Incentives of the Underwriter Entities May Not Be Aligned with Your Interests, page 142

1.	We note your revisions in response to prior comment 3 and re-issue in part. As revised, the risk factor notes that Securities Act Rule 192 prohibits certain conflicted transactions and that "certain exemptions" may be available. The revisions do not, however, appear to qualify your disclosure that the Underwriter Entities may execute short transactions, modify or terminate such transactions, and otherwise act with respect to such transactions "without regard" to whether any such action might have an adverse effect on the offered certificates or the holders of offered certificates. Please revise to qualify the disclosure as subject to applicable law or explain how these statements are consistent with Securities Act Rule 192.

The Registrant has revised the form of prospectus to qualify the above disclosure as subject to applicable law in the risk factor entitled “Interests and Incentives of the Underwriter Entities May Not be Aligned with Your Interests.”

Part II - Information Not Required in Prospectus
Item 14. Exhibits
Exhibit 5.1 Opinion of Orrick, Herrington & Sutcliffe LLP, page 2

2.	We note your legal opinion is limited to New York and Federal law. Please revise to also provide an opinion that covers Delaware law.

Item 601(b)(5) of Regulation S-K describes the applicable opinion required as follows: “An opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable, and, if debt securities, whether they will be binding obligations of the registrant.”

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The securities to be issued under the Registration Statement are pass-through trust certificates (“Certificates”) that will be issued by a New York common law trust (a “Trust”) formed pursuant to a pooling and servicing agreement (a “Pooling and Servicing Agreement”) to be entered into, at the time a particular series of Certificates is issued, by the Registrant, as depositor, one or more servicers, a trustee and certain other parties. The Trust will be the “issuing entity” within the meaning of Item 1101 of Regulation AB for each particular series of Certificates, and the trustee for each particular series of Certificates will execute, authenticate and deliver the Certificates on behalf of the Trust. The Pooling and Servicing Agreement expressly provides that it will be governed by New York law. The formation, structure and administration of the Trust, the authorization of the issuance of the Certificates, and the rights, benefits and obligations afforded to the holders of the Certificates and the other parties to the transaction will all be governed by the terms of the Pooling and Servicing Agreement, a New York law governed agreement.

In light of the foregoing, we believe the questions that are required to be addressed by the opinion of counsel required by Item 601(b)(5) of Regulation S-K are (1) whether the Certificates will be legally issued by the Trust, and (2) whether the terms and conditions provided in the Pooling and Servicing Agreement provide that the Certificates, when sold, will be fully paid and non-assessable, both of which are questions of New York law, notwithstanding that the Registrant, who will be a party to the Pooling and Servicing Agreement as the depositor, is organized in the State of Delaware. Since the Certificates are not issued by the Registrant and are not “obligations of the Registrant”, the law of the jurisdiction of the Registrant’s organization is not implicated by Item 601(b)(5) of Regulation S-K1

Accordingly, we do not believe that an opinion as to Delaware law is applicable in this context, and it is unclear to us what such an opinion would address.

Further, at the closing of each securitization transaction relating to the Certificates, counsel to the Registrant (who may be in-house or outside counsel) will deliver an opinion of counsel (the “Registrant’s Corporate Opinion”) that will address the Registrant’s authorization of the offering and issuance of the Certificates under the Pooling and Servicing Agreement. Specifically, the

1 We note Sections II.B.1.b., II.B.1.e., and II.B.3.b. of the Division of Corporation Finance Staff Legal Bulletin No. 19 (“Legality and Tax Opinions in Registered Offerings”). The Registrant believes, in the particular context of the Certificates to be issued pursuant to the Registration Statement, references to the “registrant” in such sections should be read to refer instead to the Trust.

September 4, 2024 Page 4

Registrant’s Corporate Opinion will include opinions to the effect that: (1) the Registrant is a limited liability company validly existing and in good standing under Delaware law; (2) the Registrant has the requisite limited liability company power and authority to execute, deliver and perform its obligations under the under the related Underwriting Agreement and the related Pooling and Servicing Agreement; and (3) the Registrant has duly authorized, executed and delivered the Underwriting Agreement and the Pooling and Servicing Agreement. Since (a) the offering of the Certificates will be made by the underwriters pursuant to the terms of the related Underwriting Agreement, (b) the Trust will be formed and the related mortgage loans will be transferred to the Trust pursuant to the Pooling and Servicing Agreement, and (c) the Certificates will be issued by the Trust (executed, authenticated and delivered by the Trustee, the Certificate Registrar and/or Authenticating Agent) pursuant to the Pooling and Servicing Agreement, the delivery of the Registrant’s Corporate Opinion as to the due execution and delivery by the Registrant of the Underwriting Agreement and the Pooling and Servicing Agreement provides legal assurance that the Registrant has authorized the offering and issuance of the Certificates.

Form 8-K of BMO 2023-C7 Mortgage Trust (Filed December 21, 2023), page 3

3. We have reviewed your response to prior comment 9, and we note that your legal analysis is limited to Item 10(d) of Form SF-3. Please also provide us with your legal analysis of how filing supplemental offering disclosure on Form 8-K rather than in a prospectus filed under Rule 424(b) is consistent with the requirements of Rule 424 and Rule 430D. In particular, please provide your legal analysis with respect to Rules 424(b)(3), 424(c), 430D(d)(1)(iii) and 430D(h).

The discussion of Item 10(d) to Form SF-3 in our response to the Staff’s prior comment 9 was intended to explain the mechanism by which the information contained in the Form 8-K report filed on December 21, 2023 was incorporated by reference into, and made a part of, the Prospectus. We have set forth below our analysis as to why filing non-material updates to the composition of the final asset pool on Form 8-K, rather than including such updates in a prospectus filed under Rule 424(b), is consistent with the requirements of Rule 424 and Rule 430D.

As the Staff is aware, Regulation AB added Item 6.05 [Securities Act Updating Disclosure] to Form 8-K. Item 6.05 expressly provides that it is intended to address instances where the composition of the actual asset pool at the time of issuance of the asset-backed securities differs from the composition of the pool

September 4, 2024 Page 5

described in the final prospectus for the offering. See 70 FR 1506, 1579 (Jan. 7, 2005) (the “Regulation AB Adopting Release”). More specifically, with respect to a takedown off a shelf registration statement on Form SF-3, Item 6.05 directs that, if any material pool characteristic of the asset pool at the time of issuance of the asset-backed securities differs by 5% or more (other than as a result of the pool assets converting into cash in accordance with their terms) from the description of the asset pool in the final prospectus filed for the takedown pursuant to Securities Act Rule 424, disclosure about the actual asset pool will be required, including disclosure regarding any new significant obligors, servicers or significant originators. In the Regulation AB Adopting Release, the Commission specifically noted that the requirement to disclose changes to the composition of the asset pool in Item 6.05 only relates to the situation where the actual asset pool at issuance differs materially from that described in the prospectus, other than as a result of the pool assets converting into cash in accordance with their terms.” [Emphasis added] The Commission therefore did not mandate disclosure of solely de minimis and immaterial changes to asset pool composition.2

As indicated in our response to the Staff’s prior comment 9, the 11 West Prospect Avenue mortgage loan represented approximately 0.2% (only 1/25th of the 5% threshold for disclosure under Item 6.05 of Form 8-K) of the original initial mortgage pool balance, and the issuer and underwriters for the BMO 2023-C7 transaction determined that the removal of the 11 West Prospect Avenue mortgage loan represented a de minimis change to the aggregate pool balance and the effect of its removal on the remaining mortgage loans was not material. For the avoidance of doubt, the issuer and the underwriters also determined that, after giving effect to the removal, no material characteristic of the asset pool at the time of issuance of the asset-backed securities differed by 5% or more from the description of the asset pool in the final prospectus filed for the takedown pursuant to Securities Act Rule 424. Nevertheless, the issuer and underwriters decided to follow the spirit of the Regulation AB disclosure and reporting regulations by making information about the removal of this mortgage loan and its minor impact

2 Although in the Regulation AB Adopting Release the Commission specifically noted that “some changes in pool composition or other features of a transaction not reflected in previous disclosure would be so significant such that a filing on Form 8-K would not be the appropriate means to address the changes”, as set forth in this response letter, the changes reflected in the Form 8-K of BMO 2023-C7 Mortgage Trust (filed December 21, 2023) evidenced solely de minimis changes to certain numbers in the final prospectus, and did not remotely approach the 5% SEC established threshold under Item 6.05 of Form 8-K or constitute changes “so significant” such that the final prospectus filed for the takedown pursuant to Securities Act Rule 424 was materially inaccurate or misleading. See Regulation AB Adopting Release at 1579 and fn. 556.

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on the composition of the pool publicly available by including it in the Form 8-K of BMO 2023 C7 Mortgage Trust (filed December 21, 2023) under Item 8.01. This approach also served to memorialize the de minimis changes to certain numbers in the final prospectus. Simply put, the filing of the updated information under cover of Form 8-K was voluntary, not mandatory, and was undertaken for the purpose of transparency, not materiality. Moreover, given that the issuer and the underwriters determined that the changes identified in the Form 8-K were not material (and did not constitute a substantive change from the information set forth in in the final prospectus filed with the Commission under Rule 424(b)), they also concluded that no further action, such as the preparation of a prospectus supplement to be filed in accordance with Securities Act Rule 424(b)(3) and (c), was required.

Additionally, as noted in our prior response, because the Form 8-K report was filed before termination of the offering, the report was nevertheless deemed to have been incorporated by reference into, and made a part of, the prospectus. Therefore the preparation of a prospectus supplement to be filed under Securities Act Rule 424(b)(3) and (c) would have made no practical difference in terms of investor access to the information or the level of Securities Act liability that would attach to the information.

The issuer and the underwriters also believe that the decision to file the minor updates on Form 8-K is fully consistent with Securities Act Rules 424(b)(3), 424(c), 430D(d)(1)(iii) and 430D(h).

Securities Act Rule 424(b)(3) requires that a form of prospectus that reflects facts or events, other than those covered by other specified paragraphs of Rule 424(b), that constitute a substantive change from or addition to the information set forth in the last form of prospectus filed with the Commission under Rule 424(b) or as part of a registration statement under the Securities Act must be filed with the Commission no later than the fifth business day after the date it is first used after effectiveness in connection with a public offering or sales. [Emphasis added]

Securities Act Rule 424(c) provides in relevant part that if a form of prospectus, other than those covered by specified paragraphs of Rule 424(b) that are not relevant here, consists of a prospectus supplement attached to a form of prospectus that previously had been filed, only the prospectus supplement need be filed under paragraph (b) of the rule.

Neither Securities Act Rule 424(b)(3) nor Rule 424(c) are implicated here as the changes reflected in the Form 8-K report did not represent a substantive

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change from or addition to the information set forth in the last prospectus filed with the Commission under Rule 424(b). As previously stated, the changes at issue related to an approximate 0.2% change to the composition of the asset pool, which was de minimis and non-material.

Securities Act Rule 430D(d)(1) provides in relevant part that, except as provided in specified paragraphs of Rule 430D that are not relevant here, information omitted from a form of prospectus that is part of an effective registration statement in reliance on Rule 430D(a) (i.e., information that is unknown or not reasonably available to the issuer pursuant to Securities Act Rule 409), may be included subsequently in the prospectus that is part of a registration statement by:

(i)	A post-effective amendment to the registration statement;
(ii)	A prospectus filed pursuant to § 230.424(b); or
(iii)	If the applicable form permits, including the information in the issuer's periodic or current reports filed pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated or deemed incorporated by reference into the prospectus that is part of the registration statement in accordance with the applicable requirements, subject to the provisions of Rule 430D(h).

Securities Act Rule 430D(h) provides in relevant part that, where a form of prospectus filed pursuant to Securities Act Rule 424(b) omits information regarding the terms of the offering, the offered securities or the plan of distribution for the offered securities because that omitted information has been included in Exchange Act periodic or current reports that are incorporated or deemed incorporated by reference into the prospectus, the issuer’s filed form of prospectus must identify the periodic or current reports that are incorporated or deemed incorporated by reference into the prospectus that contain such omitted information.

It is not entirely clear that Rule 430D(d)(1) was intended to apply to the facts described above because information regarding the composition of the pool was not omitted from the prospectus in the first instance and the updated information resulted from the removal of a mortgage loan with a de minimis balance after the prospectus was prepared, delivered and filed, and the removal was not material. Nevertheless, assuming that Rule 430D(d)(1) does apply and the updated information included in the Form 8-K report constitutes information omitted from

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the filed prospectus in reliance on Rule 430D(a), Rule 430D(d)(1)(iii) expressly permits the omitted information to be included subsequently in the prospectus through its inclusion in the Form 8-K report because that report was filed before termination of the offering and was, therefore, deemed to have been incorporated by reference into, and made a part of, the prospectus, as permitted by Item 10(d) to Form SF-3.

Finally, Securities Act Rule 430D(h) is not applicable to our case because the information in question here relates to updated information regarding the composition of the pool and does not relate to the inclusion of omitted information regarding the terms of the offering, the offered securities or the plan of distribution for the offered securities.

For all of these reasons, the issuer and the underwriters believe that including the minor updated information on Form 8-K, and not in a prospectus filed under Rule 424(b)(3) and (c), is consistent with Commission regulations, including the Commission’s guidance with respect to Item 6.05 to Form 8-K in the Regulation AB Adopting Release, the requirements of Securities Act Rule 424 and the provisions of Rule 430D.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 506-3522.

Sincerely,

/s/ Janet A. Barbiere

Janet A. Barbiere

cc:	Janile Hill, Esq. Sean Fernandes Paul Vanderslice